UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2022

RedBall Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39440	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

667 Madison Avenue 16th Floor New York, NY 10065
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212)-235-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	RBAC.U	The New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	RBAC	The New York Stock Exchange

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	RBAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on October 13, 2021, RedBall Acquisition Corp., a Cayman Islands exempted company (“RedBall”), entered into the Business Combination Agreement and Plan of Reorganization (as amended by that certain First Amendment to Business Combination Agreement and Plan of Reorganization, dated as of December 12, 2021, and as it may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with Showstop Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of RedBall (“Merger Sub One”), Showstop Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of RedBall (“Merger Sub Two”), and SeatGeek, Inc., a Delaware corporation (“SeatGeek”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (a) RedBall will domesticate as a Delaware corporation, (b) Merger Sub One will then merge with and into SeatGeek, with SeatGeek continuing as the surviving corporation, and (c) SeatGeek, as the surviving corporation, will then merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity.

On March 28, 2022, RedBall, Merger Sub One, Merger Sub Two and SeatGeek entered into the Second Amendment to the Business Combination Agreement (the “Second Amendment”) amending the Business Combination Agreement to change the Agreement End Date (as such term is defined in the Business Combination Agreement) from April 13, 2022, to June 27, 2022, amend certain disclosures in the Company Disclosure Letter (as such term is defined in the Business Combination Agreement) in connection therewith, and amend certain provisions related to designation of the directors of SeatGeek immediately after the Effective Time (as such term is defined in the Business Combination Agreement). The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, including the receipt of regulatory approvals, and approval by RedBall’s shareholders.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This report contains certain statements that are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between RedBall and SeatGeek, including the anticipated timing for closing. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently knows, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as may be required under applicable securities laws, RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; SeatGeek’s history of operating losses and expectations of significant expenses and continuing losses for the foreseeable future; the ability of SeatGeek to maintain an effective system of internal control over financial reporting; the ability of SeatGeek to respond to economic and other factors adversely affecting the live event industry and general economic conditions; the ability of SeatGeek to grow market share in its existing markets or any new markets it may enter; the ability of SeatGeek to manage its growth effectively; the ability of SeatGeek to manage market and technology trends; the ability of SeatGeek to access sources of capital, including debt financing and other sources of capital to finance operations and growth; the ability of SeatGeek to maintain and enhance its products and brand, and to attract customers; the success of SeatGeek’s strategic relationships with third parties; the risk of cybersecurity attacks, data loss or other breaches of SeatGeek’s network security; the ability of SeatGeek to comply with governmental regulations; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by RedBall from time to time with the SEC. In addition, forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects on RedBall or SeatGeek. There can be no assurance that future developments affecting RedBall or SeatGeek will be those that RedBall or SeatGeek have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of RedBall or SeatGeek) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of RedBall’s or SeatGeek’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the continued spread of COVID-19 or variants thereof. It is not possible to predict or identify all such risks. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Second Amendment to Business Combination Agreement and Plan of Reorganization, dated as of March 28, 2022 by and among RedBall Acquisition Corp., Showstop Merger Sub I Inc., Showstop Merger Sub II LLC and SeatGeek, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain exhibits and schedule to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RedBall Acquisition Corp.

Date: March 30, 2022

	By:	/s/ Gerald J. Cardinale
	Name:	Gerald J. Cardinale
	Title:	Co-Chairman

Exhibit 2.1

SECOND AMENDMENT TO

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

This SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made and entered into as of March 28, 2022, by and among REDBALL ACQUISITION CORP., a Cayman Islands exempted company, which shall domesticate as a Delaware corporation in accordance with the Business Combination Agreement (as defined below) (such entity, including after its continuation as a Delaware corporation, “Parent”), SHOWSTOP MERGER SUB I INC., a Delaware corporation and a wholly owned subsidiary of Parent (“First Merger Sub”), SHOWSTOP MERGER SUB II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Second Merger Sub” and together with Parent and First Merger Sub, the “Parent Entities”), and SEATGEEK, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS

A. Parent, First Merger Sub, Second Merger Sub and the Company previously entered into that certain Business Combination Agreement and Plan of Reorganization dated October 13, 2021 (as amended, restated, supplemented, modified or waived from time to time, the “Business Combination Agreement”).

B. On December 12, 2021, Parent, First Merger Sub, Second Merger Sub and the Company entered into an amendment to the Business Combination Agreement.

C. Section 11.11 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement and which makes reference to the Business Combination Agreement.

D. The parties to this Amendment desire to amend the Business Combination Agreement as set forth in this Amendment.

AGREEMENT

The parties to this Amendment, intending to be legally bound, agree as follows:

1. Section 2.5(c). Section 2.5(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The parties shall take all actions necessary to ensure that, effective immediately after the First Effective Time, the Persons identified as the initial post-Closing directors of Parent in accordance with the provisions of Section 8.5, including the Company Designated Directors, shall be the directors of Parent, each to hold office in accordance with the DGCL, Parent’s certificate of incorporation and bylaws and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.”

2. Section 8.5. Section 8.5 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Subject to any limitation imposed under applicable Laws or NYSE listing requirements, Parent and the Company shall take all necessary action so that effective immediately after the First Effective Time, the board of directors of Parent shall consist of seven (7) directors, (a) one (1) of which to be determined by Sponsor in consultation with the Company prior to the Closing and (b) six (6) of which shall be designated by the Company in its sole discretion prior to the Closing (the “Company Designated Directors”).”

3. Section 10.1(f). Section 10.1(f) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“prior to the Closing, by written notice to the Company from Parent if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of their respective reasonable best efforts, then, for a period of up to twenty (20) days after receipt by the Company of notice from Parent of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before June 27, 2022 (the “Agreement End Date”), unless Parent is then in material breach hereof; or”

4. Section 6.1(b)(xiv) of the Company Disclosure Letter. Section 6.1(b)(xiv) of the Company Disclosure Letter is hereby amended and restated in its entirety as set forth on Exhibit A attached to this Amendment.

5. No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

6. No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

7. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

8. Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

9. Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement and the documents and instruments and other agreements specifically referred to in the Business Combination Agreement or delivered pursuant thereto set forth the entire understanding of the parties hereto and thereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Amendment with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Amendment.

[Signature Pages Follow]

2.

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

RedBall Acquisition Corp.

By:	/s/ Gerald J. Cardinale
Name:	Gerald J. Cardinale
Title:	Co-Chairman

Showstop Merger Sub I Inc.

By:	/s/ Gerald J. Cardinale
Name:	Gerald J. Cardinale
Title:	President

Showstop Merger Sub II LLC

By: RedBall Acquisition Corp., its sole member

By:	/s/ Gerald J. Cardinale
Name:	Gerald J. Cardinale
Title:	Co-Chairman

[Signature Page to Second Amendment to BCA]

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

SeatGeek, Inc.

By:	/s/ Jack Groetzinger
Name:	Jack Groetzinger
Title:	Chief Executive Officer

[Signature Page to Second Amendment to BCA]